SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 8) (1)

JO-ANN STORES, INC.

(Name of Issuer)

COMMON SHARES, WITHOUT PAR VALUE
(Title of Class of Securities)

47758P307
(CUSIP Number)

Alan Rosskamm
Jo-Ann Stores, Inc., 5555 Darrow Road, Hudson, Ohio 44236, (330) 656-2600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2005
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

     (1) The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

SCHEDULE 13D/A

CUSIP No. 47758P307			Page 2 of 6

1.	Name of Reporting Person: Alan Rosskamm		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 895,220

		8.	Shared Voting Power: 1,188,802

		9.	Sole Dispositive Power: 890,328

		10.	Shared Dispositive Power: 1,188,802

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,084,022

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.0%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

Item 1.       Security and Issuer.

(a)	Common Shares, without par value

(b)	Jo-Ann Stores, Inc. (hereafter “Jo-Ann”) 5555 Darrow Road Hudson, Ohio 44236

Item 2.       Identity and Background.

(a)	Alan Rosskamm

(b)	5555 Darrow Road Hudson, Ohio 44236

(c)	Chairman, President and Chief Executive Officer of Jo-Ann

(d)	No

(e)	No

(f)	United States of America

Item 3.       Source and Amount of Funds or Other Consideration.

Not Applicable.

Item 4.       Purpose of the transaction.

The change in Mr. Rosskamm’s beneficial ownership that is reported on this Schedule 13D/A is due to the sale of 197,250 Common Shares pursuant to Rule 10b5-1 trading plans adopted by the general partners of Rosskamm Family Partners, L.P., Caneel Bay Partners, L.P. and Caneel Bay Partners II, L.P. and Mr. Rosskamm individually on September 13, 2004.

Item 5.       Interest in Securities of the Issuer.

(a)	Mr. Rosskamm beneficially owns 2,084,022 shares, representing approximately 9.0% of Jo-Ann’s issued and outstanding shares as of April 15, 2005. The number of shares beneficially owned by Mr. Rosskamm includes 256,650 shares held directly by Mr. Rosskamm, 535,000 shares subject to stock options which are or will become exercisable within 60 days of April 25, 2005, 61,400 restricted shares granted to Mr. Rosskamm pursuant to the Jo-Ann Stores, Inc. Executive Incentive Plan, 35,306 shares held by Mr. Rosskamm as custodian for a child, and 6,864 shares held through funds in the Jo-Ann Stores, Inc. Savings Plan 401(k) (the “Savings Plan”). Mr. Rosskamm does not have dispositive control with regard to 4,892 shares held under the Savings Plan. The number of shares beneficially owned by Mr. Rosskamm also includes 768,328 shares held by Rosskamm Family Partners, L.P., 139,183 shares held by Rosskamm Family Partners, L.P. II and 53,750 shares held by The Rosskamm Family Partnership, of which Mr. Rosskamm is a general partner, 110,595 shares held by Caneel Bay Partners, L.P. of which Mr. Rosskamm is a general partner, 25,493 shares held by Caneel Bay Partners II, L.P., of which Mr. Rosskamm is a general and limited partner, 74,125 shares held by the Rosskamm Charitable Lead Annuity Trust created pursuant to the Irrevocable Trust Agreement dated February 28, 1991, and the Rosskamm Charitable Lead Annuity Trust #2 created pursuant to the Irrevocable Trust Agreement dated June 19, 1992, of which Mr. Rosskamm is a co-trustee, 5,878 shares held by the Rosskamm Grandchildren’s Trusts created November 1, 1991, and 11,450 shares held by the Posterity Trust of Betty Rosskamm created May 3, 2002, of which Mr. Rosskamm is a co-trustee.

(b)	Mr. Rosskamm has sole power to vote or direct the vote with respect to 895,220 shares. Mr. Rosskamm has shared power to vote or direct the vote with respect to 1,188,802 shares. Mr. Rosskamm has sole power to dispose of or to direct the disposition of 890,328 shares. Mr. Rosskamm has shared power to dispose of or direct the disposition of 1,188,802 shares.

Mr. Rosskamm shares voting and dispositive power with respect to 961,261 shares with Mrs. Betty Rosskamm. Mrs. Betty Rosskamm is a general partner in Rosskamm Family Partners, L.P., Rosskamm Family Partners, L.P. II and The Rosskamm Family Partnership. Mrs. Betty Rosskamm’s business address is 5555 Darrow Road, Hudson, Ohio 44236. Mrs. Betty Rosskamm is a Senior Vice President and Director-Emeritus of Jo-Ann. Mrs. Betty Rosskamm has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Betty Rosskamm is a citizen of the United States of America.

Mr. Rosskamm shares voting and dispositive power with respect to 136,088 shares with Mrs. Barbara Rosskamm. Mrs. Barbara Rosskamm is a general partner in Caneel Bay Partners, L.P. and a general and limited partner in Caneel Bay Partners II, L.P. Mrs. Barbara Rosskamm’s business address is c/o Mr. Alan Rosskamm, 5555 Darrow Road, Hudson, Ohio 44236. Mrs. Barbara Rosskamm has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Barbara Rosskamm is a citizen of the United States of America.

Mr. Rosskamm shares voting and dispositive power with respect to 1,052,714 shares with Mrs. Jacqueline Rothstein. Mrs. Jacqueline Rothstein is a general partner in Rosskamm Family Partners, L.P., Rosskamm Family Partners, L.P. II and The Rosskamm Family Partnership and is a co-trustee of the Rosskamm Charitable Lead Annuity Trust created pursuant to the Irrevocable Trust Agreement dated February 28, 1991, the Rosskamm Charitable Lead Annuity Trust #2 created pursuant to the Irrevocable Trust Agreement dated June 19, 1992, the Rosskamm Grandchildren’s Trusts created November 1, 1991, and the Posterity Trust of Betty Rosskamm created May 3, 2002. Mrs. Rothstein’s business address is c/o Mr. Alan Rosskamm, 5555 Darrow Road, Hudson, Ohio 44236. Mrs. Jacqueline Rothstein has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Jacqueline Rothstein is a citizen of the United States of America.

(c)	During the past 60 days, Mr. Rosskamm has sold 54,000 Common Shares, both directly and through his interest in Rosskamm Family Partners, L.P., Caneel Bay Partners, L.P. and Caneel Bay Partners II, L.P., pursuant to Rule 10b5-1 trading plans adopted by the general partners of Rosskamm Family Partners, L.P., Caneel Bay Partners, L.P. and Caneel Bay Partners II, L.P. and Mr. Rosskamm individually on September 13, 2004. The Common Shares were sold in the public market at the market value at the time of sale.

(d)	Not applicable.

(e)	Not Applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.       Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2005

/s/ Alan Rosskamm
Alan Rosskamm